UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	0-16337

BANK ONE, DELAWARE, NATIONAL ASSOCIATION (Formerly FIRST USA BANK, NATIONAL ASSOCIATION), as
Registrant with respect to First Chicago Master Trust II

(Exact name of registrant as specified in its charter)

201 North Walnut Street, Wilmington, DE 19801 302-594-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive office)

Floating Rate Credit Card Certificates Series 1995-O
Floating Rate Asset Backed Certificates Series 1996-S

(Title of each class of securities covered by this Form)

See list below*

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate, the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒

Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐

Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐

Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐

		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	0

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

FIRST USA BANK, NATIONAL ASSOCIATION

Date:	January 15, 2003	By:	/s/ Michael J. Grubb
		Name:	Michael J. Grubb
		Title:	First Vice President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may by signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

Floating Rate Asset Backed Certificates Series 1999-X
Floating Rate Asset Backed Certificates Series 1999-Y